

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 9, 2018

Via E-Mail
John Venners
Principal Executive Officer
Northsight Capital, Inc.
7580 East Gray Rd., Suite 103
Scottsdale, AZ 85260

> **Re: Northsight Capital, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed April 17, 2017**
> **File No. 000-53661**

We issued comments 7, 8 and 9 to you related to the above captioned filing on November 22, 2017. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 23, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

CC: John G. Nossiff, Esq.
      The Nossiff Law Firm, LLP